Exhibit (b)(2)

Execution Version

September 28, 2012

Sidewinder Drilling Inc.

952 Echo Lane

Suite 460

Houston, Texas 77024

Attention: Jon Cole, Chairman and Chief Executive Officer

Dear Jon:

You have requested that PNC Bank, National Association “PNC”), on behalf of Avista Capital Partners (“Sponsor”) provide Sidewinder Drilling, Inc., and its Subsidiaries (collectively, the “Borrowers”) with an aggregate of $50,000,000 in senior secured financing (together with the Accordion (as defined below), the “Credit Facilities”), the proceeds of which may be used to finance a portion of the acquisition of Union Drilling, Inc. and to provide for the ongoing working capital needs of the Borrowers.

PNC is pleased to present a commitment to provide the senior secured financing with PNC providing $50,000,000 for the purposes set forth above as more fully described in the attached Memorandum of Terms and Conditions (the “Term Sheet”). The Term Sheet includes only a brief description of the principal terms of the Credit Facilities. The definitive terms of the Credit Facilities will be documented in a credit and security agreement (the “Credit Agreement”) and the other agreements, instruments, certificates and documents called for by the Credit Agreement or which PNC may otherwise reasonably require.

PNC may terminate its obligations under this letter if the terms of the transaction are changed in any material respect, if any material information submitted to PNC proves to have been inaccurate or incomplete in any material respect, or if any material adverse change occurs, or any additional information is disclosed to or discovered by PNC, whether prior to Sponsor’s acceptance of this letter or during the period of such acceptance until the execution of definitive documentation, which PNC deems in its Permitted Discretion has or reasonably could be expected to have a material adverse effect on the condition (financial or otherwise), business, operations, assets, nature of assets or liabilities of the Borrowers or any guarantor.

The Sponsor hereby indemnifies and holds harmless PNC and each director, officer, employee and affiliate thereof (each, an “Indemnified Person”), from and against any and all losses, claims, damages, expenses and liabilities incurred by any Indemnified Person that arise out of or relate to any investigation or other proceeding (including any threatened investigation or litigation or other proceedings and whether or not such Indemnified Person is a party thereto) relating to this letter, the Term Sheet or the transactions contemplated hereby, including without limitation the reasonable fees and disbursements of counsel but excluding any of the foregoing claimed by any Indemnified Person to the extent incurred by reason of the gross negligence or willful misconduct of such Indemnified Person as determined by a final nonappealable judgment of a court of competent jurisdiction. PNC shall not be responsible or liable to the Sponsor, or any other person for consequential damages which may be alleged as a result of this letter, the Term Sheet or any of the transactions contemplated hereby. The Sponsor’s obligations under this paragraph shall survive any termination of this letter except that upon the execution of the definitive financing agreements the terms of such agreements shall supersede these provisions.

This letter and the Term Sheet are delivered to the Sponsor on the condition that they be kept confidential and not to be shown to, or discussed with, any third party (other than on a confidential or need-to-know basis with the Sponsor’s directors, officers, members, employees, counsel and other advisors, or as required by law) without PNC’s prior approval.

This letter is for the Borrowers’ benefit only, and no other person may obtain any rights under this letter or be entitled to rely or claim reliance on this letter’s terms and conditions. This letter may not be assigned by the Borrowers, and none of the Borrowers’ rights under this letter may be transferred, without PNC’s prior written consent.

PNC and the Sponsor hereby waive any right to trial by jury on any claim, demand, action, or cause of action arising under this commitment letter, the Term Sheet, any transaction relating hereto, or any other instrument, document or agreement executed or delivered in connection herewith, whether sounding in contract, tort or otherwise.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each customer, including organizations and businesses, that opens an account. What this means for you: When you open an account, we will ask for your name, address, taxpayer identifying number and other information that will allow us to identify you, such as articles in incorporation. For some businesses and organizations, we may also need to ask for identifying information and documentation relating to certain individuals associated with the business or organization.

If the offer evidenced by this letter and Term Sheet is acceptable, please indicate your acceptance by signing and returning this letter. The Borrower agrees to pay PNC an additional non-refundable Commitment Fee of $100,000. The Commitment Fee (less costs and expenses incurred by PNC, as described in the Term Sheet), will be applied to the Closing Fee at closing. In addition, the Sponsor hereby agrees to pay all costs and expenses incurred by PNC, including reasonable documented fees and expenses of PNC’s outside counsel, incurred in documenting and negotiating the Credit Facilities. Because PNC will incur these expenses even if the Credit Facilities are not consummated for any reason, this expense reimbursement agreement is unconditional.

We look forward to working with you on successfully completing this transaction. We will begin documenting the credit after we have received this letter countersigned by you and returned to PNC.

This offer will expire on October 5, 2012 unless previously accepted in the manner specified above. If this offer is accepted, definitive documentation must be executed and funds disbursed by March 31, 2013, in the absence of which this commitment will expire.

[Remainder of page intentionally left blank]

Sincerely, PNC BANK, NATIONAL ASSOCIATION

By:	/s/ Stephen Shelton
Name: Stephen Shelton Title: Senior Vice President

Agreed and accepted with the intent to be legally bound: SIDEWINDER DRILLING, INC.

By:	/s/ Jon Cole
Name: Jon Cole Title: Chairman and Chief Executive Officer

PRELIMINARY MEMORANDUM OF TERMS AND CONDITIONS

DATED SEPTEMBER 28, 2012

[SEE ATTACHED SUMMARY OF INDICATIVE TERMS]

CONFIDENTIAL	Execution Version	September 28, 2012

INDICATIVE SUMMARY OF TERMS AND CONDITIONS

I. PARTIES

A. Borrower:	Sidewinder Drilling, Inc., a portfolio company of Avista Capital Partners (the “Company” or the “Borrower”). The final borrower structure will subject to the Administrative Agent and Lender’s due diligence.

B. Guarantors:	To include, subject to review of the legal structure, all existing and hereinafter acquired or created direct and indirect wholly-owned domestic subsidiaries and to the extent no adverse tax consequence would result therefrom, the guarantee of all first tier foreign subsidiaries of the Borrower (the “Guarantors” and together with the Borrower, the “Loan Parties”).

D. Administrative Agent:	PNC Bank, National Association (the “Administrative Agent”).

E. Lender:	PNC Bank, National Association (the “Lender”).

II. CREDIT FACILITY

A. Closing Date	On or around TBD (the “Closing Date”).

B. Transaction	The Borrower has requested up to $50,000,000 in senior secured financing to, among other things (as more specifically described below), finance a portion of the acquisition of Union Drilling, Inc. (the “Target”). The Borrower is in the process of preparing a tender offer to acquire 100% of the ownership interests of the land based drilling company (the “Transaction”).

C. Revolving Credit Loan Facility

Type and Amount	An up to $50,000,000 senior secured revolving credit facility (the “Revolver”).

Uncommitted Accordion

At Borrower’s option, and upon approval of PNC (which approval may require credit approval) the Revolver may be increased by an amount not to exceed $50,000,000. Any such increase may be comprised of increased commitments from existing Lenders or commitments from new lenders, subject to the Administrative Agent’s consent of any new lenders (such consent not to be unreasonably withheld). Notwithstanding the foregoing, (i) no Lender shall have a consent right as to the increment of commitments of any other Lender, and (ii) no Lender shall be mandated to provide such incremental commitment.

Expiration Date	Five (5) years from the Closing Date, (the “Expiration Date”)

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Availability and Maturity

The Revolver shall be available on a revolving basis during a period commencing on the Closing Date and ending on the Expiration Date. The Revolver will expire on the Expiration Date and all obligations outstanding or issued thereunder shall be due and payable in full on the Expiration Date. Amounts repaid under the Revolver may be reborrowed, subject to on-going borrower conditions.

Borrowing Base Usage	Usage under the Revolver shall not exceed the sum of the following (the “Borrowing Base”):
	I.	Up to 85% of Eligible Receivable, plus;
	II.	Up to the 75% of the net Forced Liquidation Value (“FLV”) of Eligible Rig Fleet Equipment, plus;
	III.	Up to 60% of the cash acquisition costs of Eligible New Rig Fleet Equipment not categorized in the most recent FLV appraisal, less;
	IV.	Reserves established by the Administrative Agent in its Permitted Discretion, less;
	V.	The aggregate maximum undrawn amount of all outstanding letters of credit.

The definitions of Eligible Receivable, Eligible Rig Fleet Equipment and Forced Liquidation Value shall conform substantially to such definitions in the Amended and Restated Revolving Credit and Security Agreement dated April 27, 2011 (the “Existing Credit Agreement”) among Union Drilling, Inc., as borrower, PNC Bank, National Association, as administrative agent, PNC Capital Markets LLC, as lead arranger, and the financial institutions from time to time party thereto.

The definitions of Eligible Receivable and advance rates shall be acceptable to Administrative Agent and will be subject to an annual collateral field examination; provided that, after the occurrence of an Undrawn Availability Event, collateral field examinations shall be semi- annually.

“Undrawn Availability Event” shall mean Undrawn Availability shall be less than the greater of (i) 20% of the lesser of (a) the Borrowing Base, and (b) the then aggregate commitments, and (ii) $10,000,000.

“Maximum Revolving Advance Amount” shall mean $50,000,000 (subject to the increase pursuant to the $50,000,000 uncommitted accordion), less reserves established by Agent in its reasonable discretion.
Advances against rig fleet equipment shall be subject to the results of a third party appraisal performed by a firm acceptable to the Administrative Agent.

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Agents Permitted Discretion shall mean a determination made by the Agent in good faith in the exercise of its reasonable business judgment based on how an asset based lender with similar rights providing a secured credit facility of the type set forth herein would act, in the circumstances then applicable to the Borrower at the time with the information then available to it.

“Permitted Discretion” shall mean a determination or judgment made by Administrative Agent in good faith in the exercise of reasonable (from the perspective of a secured asset-based lender) business judgment.

Letters of Credit	A portion of the Revolver not in excess of $10,000,000 shall be available beginning on the Closing Date for the issuance of letters of credit (the “Letters of Credit”) by the Administrative Agent, (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (i) one year after the date of issuance and (ii) the Expiration Date. Any issuance of Letters of Credit will reduce availability under the Revolver on a dollar-for-dollar basis.

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds of with the proceeds of a loan under the Revolver) immediately. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolver shall be irrevocably and unconditionally obligated to fund participations in the reimbursement obligations on a pro rata basis.

D. Use of Proceeds:	The Revolver will be used to (i) fund a portion of the purchase price for the Transaction, (ii) refinance existing indebtedness of the Borrower and the Target, (iii) fund ongoing working capital, capital expenditures, general corporate purposes and (iv) pay fees and expenses in connection with the Transaction.

III. CERTAIN PAYMENT PROVISIONS

A. Fees and Interest Rates:	As set forth on Annex 1 to Exhibit A

B. Voluntary Prepayments/Reductions in Commitments:

Voluntary reductions of the unutilized portion of the Revolver commitments will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty, subject to payment of breakage costs in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period, or any other provisions contained in the Credit Documentation.

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C. Mandatory Prepayments:	Mandatory prepayments shall be required in an amount equal to: (i) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Borrower and its subsidiaries (including, without limitation, insurance and condemnation proceeds), subject to exceptions and reinvestment rights to be agreed and (ii) 100% of the net cash proceeds of issuances of debt obligations of the Borrower and its subsidiaries after the Closing Date (excluding proceeds from other debt permitted under the credit documentation with exceptions to be agreed).

IV. COLLATERAL

The Credit Facility and obligations under any interest rate protection or other hedging arrangements entered into with the Agent, an entity that is a Lender at the time of such transaction, or any affiliate of any of the foregoing (“Hedging Arrangements”) will be secured by substantially all of the personal property of the Loan Parties (collectively, the “Collateral”), including but not limited to (a) a first-priority pledge of (i) all of the capital stock of each subsidiary Guarantor and (ii) all the capital stock held by the Loan Parties of each existing and subsequently acquired or organized subsidiary (which pledge, in the case of the pledge of the voting capital stock of any first tier foreign subsidiary, shall be limited to 65% of the voting capital stock of any foreign subsidiary) and (b) perfected first- priority security interests in, or mortgages on, all the Loan Parties’ present and future and where ever located assets, including but not limited to deposit accounts, accounts receivable, inventory, fixtures, real property interests, equipment, investment property, instruments, chattel paper, cash and cash equivalents, and all general intangibles (to include patents and trademarks), contract rights, rights to the payment of money, documents, chattel paper and all proceeds and products of the foregoing.

Notwithstanding anything to the contrary, the Collateral shall exclude, subject to agreed upon levels, assets of the Loan Parties that the Administrative Agent determines that the benefits of obtaining such collateral are outweighed by the costs or burdens of providing the same.

E. Treasury Management:	Borrower and Guarantors shall have established a cash management system in form and substance satisfactory to Agent and Lender, including blocked accounts for collections and the transfer thereof to Agent, and subject to control agreements by the banks at which such accounts are maintained, which shall be in form and substance acceptable to Agent. Customer remittances shall be credited to the Borrower’s account one (1) business day following the business day the treasury management Lender receives such remittance via wire transfer or electronic depository check.

V. CREDIT DOCUMENTATION

A. Representations and Warranties:	Shall consist of the following usual and customary for facilities and transactions of this type, including, but not limited to: authority;

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formation and qualification; survival of representations and warranties; tax returns; financial statements; entity name; O.S.H.A. and environmental compliance; solvency; no litigation, violation, indebtedness or default; patents, trademarks, copyrights and licenses; licenses and permits; default of indebtedness; no default; no labor disputes; margin regulations; investment company act; disclosure; swaps; conflicting agreements; application of certain laws and regulations; business and property of Borrower; section 20 subsidiaries; anti-terrorism and trading with the enemy.

B. Conditions Precedent to Closing:	As set forth on Annex 3 to Exhibit A

C. Conditions Precedent to All Loans:	Shall consist of the following usual and customary for facilities and transactions of this type, including, but not limited to:
a)

All representations and warranties are true and correct on and as of the date of any borrowing, before and after giving effect to such borrowing and to the application of the proceeds therefrom, as though made on and as of such date;

b)

No Event of Default or Default has occurred and is continuing on and as of the date of any borrowing, or would result from such borrowing; provided that the Administrative Agent, in its sole discretion, may continue to make advances notwithstanding the existence of an Event of Default or Default and such advances shall not be a waiver of such Event of Default;

	c)	Advances shall not exceed Maximum Revolving Advance Amount; and
	d)	Completion of a loan request.

D. Affirmative Covenants:	Shall consist of the following usual and customary for facilities and transactions of this type, including, but not limited to: payment of fees; conduct of business and maintenance of existence and assets; violations; government receivables; execution of supplemental instruments; payment of indebtedness; standards of financial statements; tax shelter regulations; federal securities laws; identification of rigs; nature of business and subsidiaries.

E. Reporting Requirements:	Shall consist of the following (with exceptions, materiality and other qualifications to be agreed):
a)

Provide within 30 days after each month end (i) a statement of operations including consolidated balance sheet, statements of income, retained earnings and cash flow and (ii) a certificate of compliance from the authorized officers (to be defined in Credit Documentation) of the Borrower;

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b)

Provide (i) within 60 days after each of the first three fiscal quarters of the fiscal year ending December 31, 2012 and (ii) within 45 days after each of the first three fiscal quarters of every fiscal year thereafter, (x) a statement of operations including consolidated balance sheet, statements of income, retained earnings and cash flow and (y) a certificate of compliance from the authorized officers (to be defined in Credit Documentation) of the Borrower;

c)

Provide (i) within 180 days after the fiscal year ending December 31, 2012 and (ii) within 150 days after each fiscal year thereafter (i) unqualified audited financial statements, from an independent certified public accounting firm reasonably satisfactory to the Administrative Agent, including consolidated balance sheets and statements of income, retained earnings, and cash flow, and (ii) and a certificate of compliance from the Authorized Officers of the Borrower;

	d)	Monthly, or more frequently as required borrowing base certificates and Cash Collection Report, as applicable;
	e)	Quarterly rig fleet utilization report in reasonable detail TBD.
f)

Field examinations, at the Loan Parties expense, will be conducted (i) one time per annum so long as no Undrawn Availability Event has occurred and (ii) at the Administrative Agent’s election, two times per annum following the occurrence of an Undrawn Availability Event; provided, that, notwithstanding the foregoing, there shall be no limitation on the number or frequency of field examinations, at the Loan Parties expense, if a default or event of default has occurred and is continuing;

g)

FLV appraisals of the Borrower’s Rig Fleet Equipment, at the Loan Parties expense, will be conducted (i) one time per annum so long as no Undrawn Availability Event has occurred and (ii) at the Administrative Agent’s election, two times per annum following the occurrence of an Undrawn Availability Event; provided, that, notwithstanding the foregoing, there shall be no limitation on the number or frequency of FLV appraisals, at the Loan Parties expense, if a default or event of default has occurred and is continuing;

	h)	Provide annual budgets;
	i)	Notice of default, litigation, changes in organizational documents, erroneous financial information, ERISA events; and
	j)	Other information as reasonably requested.

F. Negative Covenants:	Shall consist of the following usual and customary for facilities and transactions of this type, including, but not limited to:
		a)	Limitations on asset divestitures.
b)

Limitation on additional indebtedness and liens with TBD exceptions including, but not limited to, intercompany debt. The documentation to contain customary lien provisions and a basket for secured purchase money indebtedness.

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		c)	Limitations on mergers, consolidation, and joint ventures. The documentation to allow intercompany mergers and consolidation subject to agreed upon baskets.
		d)	Limitation on investments or creation of subsidiaries, provided, the Borrowers shall be permitted to create unrestricted subsidiaries subject to certain limitations.
		e)	Limitation on acquisitions.
		f)	Limitations on affiliate transactions.
g)

Limitation/prohibition, as applicable on restricted payments (common dividends, preferred dividends, management fees, principal repayments on subordinated/second-lien indebtedness, etc.). Notwithstanding the forgoing, the payment of management fees, not to exceed TBD per annum, shall be permitted so long as the Borrower is in pro forma compliance with all terms and conditions of the Credit Documentation and an Undrawn Availability Event shall not have occurred after consideration of any such payment.

“Undrawn Availability” means, for any day, the amount of available borrowings under the Revolver after (a) the outstanding amount of advances and letters of credit, (b) payment of fees and expenses, and (c) subtraction of (i) trade payables over 30 days past due that are not otherwise on formal extended terms, and (ii) availability blocks and reserves.

		h)	Limitation on change in business.
		i)	Restrictions on up streaming distributions from subsidiaries.
		j)	Limitations on amendment of constituent documents, and material agreements, except for modifications that could not reasonably be expected to materially adversely affect the interests of the Lenders.
		k)	Prohibit fiscal year and accounting changes (except as required by law).
		l)	Prohibit the amendment, modification or waiver of organizational documents (unless required by law and TBD exceptions).
		m)	Compliance with ERISA
		n)	Anti-terrorism laws.
		o)	Other Negative Covenants as appropriate.

G. Financial Covenants:

	I.	Fixed Charge Coverage Ratio – Following the earlier to occur of (A) the occurrence of an Undrawn Availability Event, or (B) the occurrence and continuance of a default or an event of default the Borrower shall not permit its Fixed Charge Coverage Ratio to be less than 1.10 to 1.0, measured as of the last day of each fiscal quarter, in each case for the four consecutive fiscal quarters then ended.

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“Fixed Charge Coverage Ratio”, calculated for the trailing twelve months then ended for the most recent reporting period, shall mean and include, in each case with respect to any reporting period, for the Borrower and its subsidiaries on a Consolidated Basis, the ratio of (a) EBITDA, plus any non-cash expenses incurred by Borrower relating to its granting of stock options, less the sum of Non-Financed Capital Expenditures made during such period to (b) the sum of (i) cash taxes, (ii) all required payments on indebtedness (principal, cash interest and fees) and capital leases, and (iii) cash dividends, distributions and permitted common stock repurchases, in each case made during such trailing twelve-month period.

“Non-Financed Capital Expenditures”, calculated for the trailing twelve months then ended for the most recent reporting period, shall mean the sum of all capital expenditures less i) capital expenditures financed with permitted purchase money indebtedness, ii) 40% of the cash acquisition costs of Eligible New Rig Fleet Equipment financed with proceeds of the Revolver, iii) capital expenditures financed with permitted senior notes proceeds, iv) capital expenditures financed with permitted equity proceeds, and v) capital expenditures funded with any insurance proceeds representing capital expenditure for replacement assets.

Other Negative Covenants as appropriate for transactions of this type to include such more restrictive covenants that may be required by other lenders to the Borrower.
H. Events of Default:

Standard Events of Default as appropriate, in each instance subject to reasonable grace and cure periods, including but not limited to: nonpayment; breach of representation; judicial actions; noncompliance; judgments; bankruptcy; inability to pay; affiliate bankruptcy; material adverse effect; lien priority; material indebtedness; termination or breach of any guaranty security agreement; change of control; invalidity; licenses; seizures and pension plans.

I. Miscellaneous Provisions:
Voting:	Amendments and waivers of the definitive loan documentation will require the approval of Lenders holding greater than 50% of the aggregate amount of the loans and commitments under the Credit Facility; provided that, there are three or more lenders to the Credit Facility, otherwise 100% of the aggregate amount of the loans and commitments under the Credit Facility shall be required (the “Required Lenders”), except that the

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consent of each affected Lender shall be required with respect to (i) increases in the commitment of such Lender, (ii) reductions of principal, interest or fees, (iii) extensions of final maturity or scheduled amortization, (iv) releases of Guarantors or all or substantially all of Collateral (except as permitted by the credit agreement documents), (v) amend sections of the credit agreement concerning pro-rata treatment of lenders, sharing of payments and the exculpatory provisions relating to the Administrative Agent, and (vi) modifications to definition of Required Lenders.

Assignments and Participations:	Assignments must be in a minimum amount of $5,000,000. Assignments are subject to the approval of the Administrative Agent and Borrowers (unless an event of default has occurred and is continuing or such assignment is to a Lender or an affiliate of a Lender); such consent may not be unreasonably withheld. No participation shall include voting rights, other than for matters requiring consent of 100% of the Lenders. Assignments will be subject to the payment by the assigning Lender of a $3,500 service fee to the Administrative Agent.

Yield Protection:	The Borrower shall pay the Lenders under customary yield protection provisions such additional amounts as will compensate the Lenders and their respective holding companies in the event that any of them are or become subject to legal, capital or reserve requirements (including without limitation those arising under the Dodd-Frank Wall Street Reform and Consumer Protection Act or Basel III, or any rules, guidelines or directives issued at any time in connection therewith) or taxes (except for taxes on overall net income) which in any case increase the cost or reduce the yield to the Lenders or their respective holding companies.

Non-Consenting and Defaulting Lenders	Documentation shall include customary provisions for (i) replacing non-consenting Lenders in connection with amendments and waivers and (ii) addressing “defaulting” Lenders.

Expenses:	The Borrower shall pay all of the Lender’s and Administrative Agent’s costs and expenses associated with the preparation, due diligence, administration and enforcement of all documentation executed in connection with the Credit Facility, including, without limitation, the reasonable legal fees of counsel to the Administrative Agent and the Lender, regardless of whether or not the Credit Facility close.

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Indemnification:	The Borrower shall indemnify and hold harmless the Lender, the Administrative Agent and each of their respective affiliates and each of their respective officers, directors, employees, advisors and agents (each an “Indemnified Person”) from and against (and will reimburse each Indemnified Person as the same are incurred for) any and all losses, claims, damages, liabilities, costs and expenses (including without limitation reasonable fees and expenses of legal counsel), joint or several, which may be incurred by or asserted or awarded against any Indemnified Person (including, without limitation, in connection with any investigation, litigation or other proceeding or preparation of a defense in connection therewith), in each case arising out of or in connection with: (a) the Commitment Letter, (b) this Term Sheet, (c) the Fee Letter or (d) any other transaction contemplated by any of the foregoing, except to the extent such claim, damage, loss, liability, cost or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Person’s own gross negligence or willful misconduct or that of its respective affiliates or each of their respective officers, directors, employees, advisors and agents. No Indemnified Person shall be liable for any damage arising from the use by others of Information Materials obtained through electronic, telecommunications or other information systems, except to the extent such damages are found by a final, non-appealable judgment of a court to arise from the gross negligence or willful misconduct of such Indemnified Person. In addition, no Indemnified Person shall be liable for any special, indirect, consequential or punitive damages in connection with the Credit Facility.

Other:	Each of the parties shall waive its right to a trial by jury and shall submit to the State of New York jurisdiction. The Credit Documentation shall include customary increased costs, withholding tax and capital adequacy provisions.

Governing Law:	State of New York.

Administrative Agent’s Counsel:	TBD

This Summary of Selected Terms and Conditions is not a commitment or an offer to lend and does not create any obligation on the part of PNC Bank, the Lender or any affiliate thereof. Neither PNC Bank, the Lender nor any affiliate thereof will be deemed to extend any commitment to the Borrowers unless and until a formal commitment letter is issued and has been executed and delivered. This outline is only a brief description of the principal terms of suggested facilities and is intended for discussion purposes only.

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Annex 1 to Exhibit A

Interest Rates:

Pricing of the Credit Facility shall bear interest, at the Borrower’s option, at a rate based on LIBOR or the Base Rate, plus a margin based on the Borrower’s Facility Usage as set forth in a performance based pricing grid attached hereto as Annex 2 to Exhibit A.

Pricing on the Closing Date (as expressed in basis points) is estimated to be as follows:

LIBOR Margin BR Margin

Revolver L + 250 BR + 150

Each swing line loan shall bear interest at the Base Rate plus the applicable margin for Base Rate loans.

Base Rate:

The Base Rate (“BR”) is the highest of (i) the Administrative Agent’s prime rate (ii) the Federal Funds open rate plus  1/2% and (iii) the Daily LIBOR Rate plus 100 basis points. Interest on the BR borrowings is calculated on a 365 or 366 day basis, as the case may be, and actual days elapsed and is payable quarterly in arrears.

For purposes of this definition, Daily LIBOR Rate shall mean, for any day, the rate per annum determined by the Administrative Agent by dividing the (x) the Published Rate by (y) a number equal to 1.00 minus the percentage prescribed by the Federal Reserve for determining the maximum reserve requirements with respect to any Eurocurrency funding by banks on such day. Published Rate shall mean the rate of interest published each business day in The Wall Street Journal “Money Rates” listing under the caption “London Interbank Offered Rates” for a one month period (or, if no such rate is published therein for any reason, then the Published Rate shall be the Eurodollar rate for a one month period as published in another publication determined by the Administrative Agent).

LIBOR:	Interest on LIBOR borrowings is calculated on an actual/360 day basis and is payable on the last day of each interest period. LIBOR advances will be available for periods of 1, 2 or 3 months. LIBOR pricing will be adjusted for any statutory reserves.

Default Rate:	Subsequent to an Event of Default, the borrowings shall bear interest at 2.00% over the rate of interest applicable under the Base Rate pricing option and letter of credit fees shall be 2.00% above the otherwise applicable letter of credit fees until such time as such Event of Default has been cured, waived or amended.

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Fees: Letters of Credit:

The Borrower shall pay letter of credit fees, payable quarterly in arrears, equal to the spread over LIBOR with respect to Revolver loans on the aggregate face amount of the letters of credit issued under the Revolver. In addition, the Borrowers shall pay a letter of credit fronting fee of 0.125% to the Administrative Agent as the fronting bank, payable quarterly in arrears.

Commitment Fee:	The Borrower shall pay a basis point per annum commitment fee on the unused portion of the Revolver, as set forth in a performance based pricing grid attached hereto as Annex 2 to Exhibit A. The commitment fee shall be payable to each Lender quarterly in arrears in proportion to such Lender’s Revolver commitment.

Underwriting Fee,
Closing Fees and
Administrative Fee:	The Borrower shall pay to PNC, when due, in immediately available funds, the following fees in the amounts and at the times provided as follows:

Deposit Fee: A Fee of $50,000 shall be due and payable to PNC upon the execution of the Proposal Letter. The Deposit Fee shall be used to reimburse PNC for its expenses incurred in connection with conducting diligence for the Financing, as outlined in the Proposal Letter. Once PNC has incurred expenses in excess of the Deposit Fee, the Borrower agrees to reimburse PNC from time to time for such expenses upon written request. For the sake of clarity, an email would be considered a written request.

Any portion of the Deposit Fee remaining upon the issuance of a Commitment Letter shall be credited to the Commitment and Closing Fee.

Commitment Fee: A fee of $100,000 shall be earned by PNC Bank upon your acceptance of a commitment letter and shall be due and payable to PNC Bank upon (i) the closing of the Credit Facility or (ii) the failure of the parties to reach a definitive agreement and close the Credit Facility. The Commitment Fee and the Deposit Fee shall be non-refundable.

Closing Fee: A closing fee in an amount equal to 0.50% of the aggregate amount of the commitments in respect of the Credit Facility shall be due to PNC Bank upon the closing of the Credit Facility. The Deposit Fee, as set forth above and in the transmittal letter accompanying this proposal, and the Commitment Fee, less Expenses, shall be credited to the Closing Fee, which shall be payable on the closing date.

Collateral Management Fee: A fee of $24,000 per annum shall be due to PNC as Collateral Agent and paid on an annual basis. Additionally, collateral field audits shall be an additional $1,000 per man-day plus expenses.

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Annex 2 to Exhibit A

Pricing Grid

	Level I	Level II	Level III
	Average Facility	Average Facility	Average Facility
	Usage ≤ 33% of	Usage > 33% but ≤	Usage > 66.67% of
	the Total	66.67% of the	the Total
	Commitment	Total Commitment	Commitment
LIBOR +	225	250	275
Base Rate +	125	150	175
Commitment Fee	50	37.5	25

Note:

All pricing is expressed in basis points.

Letter of credit fees shall be equal to the Revolver LIBOR margin.

Pricing shall be locked at Level II until delivery of the first compliance certificate due after the first six months following the Closing Date.

Annex 3 to Exhibit A

Conditions Precedent to Closing

Shall consist of the conditions precedent set forth in that certain commitment letter delivered to the Borrower and the following all satisfactory to the Lender and the Administrative Agent:

a)	Officer’s certificate for each Loan Party as to accuracy of representations and warranties, compliance with covenants, absence of an Event of Default or Potential Event of Default and absence of a Material Adverse Change;

b)	Updated appraisals, or such other reports addressing the value, of the Borrower’s Eligible Rig Fleet Equipment prepared by third parties satisfactory to Agent, the results of which shall be satisfactory to Agent;

c)	Agent shall have conducted a field examination of Borrower’s collateral, the results of which shall be satisfactory to Agent;

d)	Secretary’s certificate for each Loan Party containing certified resolutions, incumbency certificate and corporate documents;

e)	Negotiation, execution and delivery of all definitive organizational and financing documents, to include any inter-creditor agreements as may be required, and evidence of filing of all collateral documents;

f)	Lender and Administrative Agent’s satisfaction with the Borrower’s corporate structure. g) Delivery of legal opinion(s) of counsel;

h)	Evidence of insurance and endorsements in favor of the Administrative Agent;

i)	Delivery of pro forma projections (including a pro forma closing balance sheet, pro forma statements of operations and cash flow) for the years 2012 through 2017 and quarterly projections for the first four quarters after the Closing Date, including assumptions used in preparing the forecast financial statements, satisfactory to the Administrative Agent;

j)	All regulatory approvals and licenses necessary for the financing shall have been completed and there shall be an absence of any legal or regulatory prohibitions or restrictions;

k)	Any existing credit agreements, and the obligations thereunder shall have been repaid in full and, if applicable, all liens and security interests related thereto shall have been released;

l)	Receipt of completed background investigations acceptable to the Agent and Lender.

m)	Borrower and Guarantors shall have established a cash management system in form and substance reasonably satisfactory to Agent, including blocked accounts for collections and the transfer thereof to Agent, and subject to springing control agreements by the banks at which such accounts are maintained, which shall be in form and substance acceptable to Agent.

n)	No adverse litigation which could reasonably have a Material Adverse Effect on the Borrower;

o)	The Lender and Agent shall have received a FLV appraisal of the Borrower’s Eligible Rig Fleet Equipment, prepared by a third party acceptable to the Lender and Administrative Agent.

p)	The Borrower will have minimum Undrawn Availability, subject to due diligence, of $30,000,000 at closing after fees, expenses. Such availability to be evidenced by a Borrowing Base Certificate to the Administrative Agent;

q)	No material adverse change from the information previously supplied to the Administrative Agent;

r)	ERISA and labor matters affecting the Borrower and subsidiaries; and

s)	Payment of all fees and expenses subject to reimbursement.